1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	February 10, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC January 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Feb. 10, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2022: On a consolidated basis, revenues for January 2022 were approximately NT$172.18 billion, an increase of 10.8 percent from December 2021 and an increase of 35.8 percent from January 2021.

TSMC January Revenue Report (Consolidated):

(Unit:NT$ million)
Period	January 2022	December 2021	M-o-M Increase (Decrease) %	January 2021	Y-o-Y Increase (Decrease) %
Net Revenues	172,176	155,382	10.8	126,749	35.8

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2022.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	Jan.	Net Revenue	172,176,110	126,749,152

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		71,843,902	24,481,520
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		519,005,016	2,314,994
	TSMC**			180,830,000
	TSMC***			126,091,924
	TSMC Japan Ltd.****		331,711	318,516

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	124,613,941
	Mark to Market Profit/Loss	(1,077,336)
	Unrealized Profit/Loss	(586,144)
Expired Contracts	Notional Amount	115,120,499
	Realized Profit/Loss	(620,857)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	36,389,431
	Mark to Market Profit/Loss	(12,536)
	Unrealized Profit/Loss	15,794
Expired Contracts	Notional Amount	34,108,294
	Realized Profit/Loss	151,825
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	17,907,168
	Mark to Market Profit/Loss	(38,110)
	Unrealized Profit/Loss	(28,503)
Expired Contracts	Notional Amount	17,979,485
	Realized Profit/Loss	75,097
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC Global
		Future
Margin Payment		(46,988)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,368,744
	Mark to Market Profit/Loss	25,609
	Unrealized Profit/Loss	35,128
Expired Contracts	Notional Amount	356,096
	Realized Profit/Loss	(2,154)
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	9,251,520
	Mark to Market Profit/Loss	332,423
	Unrealized Profit/Loss	317,313
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	-
Equity price linked product (Y/N)		N